

Crypto Asset Rating

FINANCIAL STATEMENT – SELF CERTIFICATION

I, Pramod Attarde, certify that:

(1) The financial statements of Crypto Asset Rating, Inc. included in this Form are true and complete in all material respects; and

(2) The tax return information of Crypto Asset Rating, Inc. included in this Form reflects accurately the information reported on the tax return for Crypto Asset Rating, Inc. filed for the fiscal year ended December 31, 2019.

_____

Pramod Attarde, CEO

CRYPTO ASSET RATING INC.
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Checking/Savings	
1001 · CIB_CHASE BANK_3358	26,227.42
1002 · PAYPAL AC	0.59
Total Checking/Savings	26,228.01
Other Current Assets	
1400 · PREPAID EXPENSES	275.00
Total Other Current Assets	275.00
Total Current Assets	26,503.01
Other Assets	
1845 · INVESTMENT	10,200.00
1890 · WORK-IN-PROGRESS	20,500.00
Total Other Assets	30,700.00
TOTAL ASSETS	**57,203.01**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2250 · CREDIT CARD PAYABLE	
2251 · CHASE-2098	5,748.79
Total 2250 · CREDIT CARD PAYABLE	5,748.79
Total Credit Cards	5,748.79
Other Current Liabilities	
2450 · ACCRUED EXPENSES & TAXES	1,500.00
2475 · ADVANCE RECEIVED-INVESTOR	11,000.00
Total Other Current Liabilities	12,500.00
Total Current Liabilities	18,248.79
Total Liabilities	18,248.79

CRYPTO ASSET RATING INC.
Balance Sheet
As of December 31, 2019

	Dec 31, 19
Equity	
3000 · SHARE CAPITAL	
3000-01 · PAID UP SAHRE CAPITAL	
3001 · PRAMOD ATTARDE-51%	51.00
3002 · SUNITA ATTARDE-12%	12.00
3003 · KSHIPRA ATTARDE-10%	10.00
3007 · DHANANJAY KOLHE-0.5%	0.50
3008 · RASHMI KOLHE-0.5%	0.50
3000-01 · PAID UP SAHRE CAPITAL - Other	5.04
Total 3000-01 · PAID UP SAHRE CAPITAL	79.04
3000-2 · SURPLUS & RESERVED CAPITAL	
3049 · RESERVE-26%	20.96
Total 3000-2 · SURPLUS & RESERVED CAPI...	20.96
Total 3000 · SHARE CAPITAL	100.00
3010 · ADDITIONAL PAID IN CAPITAL	
3011 · MANISH KARCHE	10.00
3012 · NARENDRA PATEL	125,000.00
Total 3010 · ADDITIONAL PAID IN CAPITAL	125,010.00
3050 · RETAINED EARNINGS	
3051 · R/E	-16,963.14
Total 3050 · RETAINED EARNINGS	-16,963.14
Net Income	-69,192.64
Total Equity	38,954.22
TOTAL LIABILITIES & EQUITY	57,203.01

CRYPTO ASSET RATING INC.
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Expense	
6020 · RENT	1,597.81
6030 · TELEPHONE	2,237.64
6040 · OFFICE EXPENSES	958.93
6050 · TRAVEL & LODGING	2,553.66
6060 · AUTO EXPENSES	534.95
6065 · AUTO LEASE	2,855.25
6080 · GENERAL INSURANCE	919.58
6120 · MARKETING & PROMOTION	7,215.34
6190 · TRAINING & CONFERENCE	355.28
6230 · BANK CHARGES	308.73
6250 · CONTRIBUTION	3,051.00
6270 · DUES & SUBSCRIPTIONS	3,368.23
6290 · LEGAL FEES	12,585.01
6300 · ACCOUNTING	1,000.00
6320 · PROFESSIONAL FEES	488.89
6390 · PARKING & TOLL	79.50
6410 · MEALS 50% DEDUCTIBLE	754.22
6490 · SOFTWARE & WEB HOSTING CHAR...	5,392.44
6510 · POSTAGES & SHIPPING	181.77
6590 · LOCAL TRANSPORTATION	412.71
6700 · DE MINIMIS SAFE HARBOR ELECTION	1,891.70
Total Expense	48,742.64
Net Ordinary Income	-48,742.64
Other Income/Expense	
Other Expense	
1861 · RETRUN CHECK/DEP.	0.00
6630 · MANAGEMENT FEES	20,000.00
8550 · STATE FRANCHISE TAX	
8551 · DE	450.00
Total 8550 · STATE FRANCHISE TAX	450.00
Total Other Expense	20,450.00
Net Other Income	-20,450.00
Net Income	**-69,192.64**

12:26 PM
05/28/20
Accrual Basis

CRYPTO ASSET RATING INC.
Transactions by Account
As of December 31, 2019

Type	Date	Name	Debit	Credit	Balance
3000 · SHARE CAPITAL					100.00
3000-01 · PAID UP SAHRE CAPITAL					74.04
3001 · PRAMOD ATTARDE-51%					51.00
Total 3001 · PRAMOD ATTARDE-51%					51.00
3002 · SUNITA ATTARDE-12%					12.00
Total 3002 · SUNITA ATTARDE-12%					12.00
3003 · KSHIPRA ATTARDE-10%					10.00
Total 3003 · KSHIPRA ATTARDE-10%					10.00
3007 · DHANANJAY KOLHE-0.5%					0.50
Total 3007 · DHANANJAY KOLHE-0.5%					0.50
3008 · RASHMI KOLHE-0.5%					0.50
Total 3008 · RASHMI KOLHE-0.5%					0.50
3000-01 · PAID UP SAHRE CAPITAL - Other					0.04
Deposit	05/31/2019			5.00	5.04
Total 3000-01 · PAID UP SAHRE CAPITAL - Other			0.00	5.00	5.04
Total 3000-01 · PAID UP SAHRE CAPITAL			0.00	5.00	79.04
3000-2 · SURPLUS & RESERVED CAPITAL					25.96
3049 · RESERVE-26%					25.96
General Journal	10/08/2019		5.00		20.96
Total 3049 · RESERVE-26%			5.00	0.00	20.96
Total 3000-2 · SURPLUS & RESERVED CAPITAL			5.00	0.00	20.96
Total 3000 · SHARE CAPITAL			5.00	5.00	100.00
3010 · ADDITIONAL PAID IN CAPITAL					10.00
3011 · MANISH KARCHE					10.00
Total 3011 · MANISH KARCHE					10.00
3012 · NARENDRA PATEL					0.00
Deposit	05/31/2019			124,995.00	124,995.00
General Journal	10/08/2019			5.00	125,000.00
Total 3012 · NARENDRA PATEL			0.00	125,000.00	125,000.00
Total 3010 · ADDITIONAL PAID IN CAPITAL			0.00	125,000.00	125,010.00

12:26 PM
05/28/20
Accrual Basis

CRYPTO ASSET RATING INC.
Transactions by Account
As of December 31, 2019

Type	Date	Name	Debit	Credit	Balance
3050 · RETAINED EARNINGS					-16,963.14
3051 · R/E					-16,963.14
General Journal	12/31/2019		69,192.64		-86,155.78
Total 3051 · R/E			69,192.64	0.00	-86,155.78
Total 3050 · RETAINED EARNINGS			69,192.64	0.00	-86,155.78
TOTAL			**69,197.64**	**125,005.00**	**38,954.22**

CRYPTO ASSET RATING INC.
Statement of Cash Flows
January through December 2019

	Jan - Dec ...
OPERATING ACTIVITIES	
Adjustments to reconcile Net Income	
to net cash provided by operations:	
1400 · PREPAID EXPENSES	-275.00
2250 · CREDIT CARD PAYABLE:2251 · CHASE-2098	5,748.79
2450 · ACCRUED EXPENSES & TAXES	250.00
2475 · ADVANCE RECEIVED-INVESTOR	11,000.00
Net cash provided by Operating Activities	16,723.79
INVESTING ACTIVITIES	
1845 · INVESTMENT	-10,200.00
1890 · WORK-IN-PROGRESS	-20,500.00
Net cash provided by Investing Activities	-30,700.00
FINANCING ACTIVITIES	
2600 · LOANS PAYABLE -OFFICER:2610 · PRAMOD ATATRDE	-16,127.73
3000 · SHARE CAPITAL:3000-01 · PAID UP SAHRE CAPITAL	5.00
3000 · SHARE CAPITAL:3000-2 · SURPLUS & RESERVED CAPITAL:3049 · RESERVE-26%	-5.00
3010 · ADDITIONAL PAID IN CAPITAL:3012 · NARENDRA PATEL	125,000.00
3050 · RETAINED EARNINGS:3051 · R/E	-69,192.64
Net cash provided by Financing Activities	39,679.63
Net cash increase for period	25,703.42
Cash at beginning of period	524.59
Cash at end of period	**26,228.01**

CRYPTO ASSET RATING INC.
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Checking/Savings	
1001 · CIB_CHASE BANK_3358	524.00
1002 · PAYPAL AC	0.59
Total Checking/Savings	524.59
Total Current Assets	524.59
TOTAL ASSETS	**524.59**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2450 · ACCRUED EXPENSES & TAXES	1,250.00
Total Other Current Liabilities	1,250.00
Total Current Liabilities	1,250.00
Long Term Liabilities	
2600 · LOANS PAYABLE -OFFICER	
2610 · PRAMOD ATATRDE	16,127.73
Total 2600 · LOANS PAYABLE -OFFICER	16,127.73
Total Long Term Liabilities	16,127.73
Total Liabilities	17,377.73
Equity	
3000 · SHARE CAPITAL	
3000-01 · PAID UP SAHRE CAPITAL	
3001 · PRAMOD ATTARDE-51%	51.00
3002 · SUNITA ATTARDE-12%	12.00
3003 · KSHIPRA ATTARDE-10%	10.00
3007 · DHANANJAY KOLHE-0.5%	0.50
3008 · RASHMI KOLHE-0.5%	0.50
3000-01 · PAID UP SAHRE CAPITAL - Other	0.04
Total 3000-01 · PAID UP SAHRE CAPITAL	74.04

CRYPTO ASSET RATING INC.
Balance Sheet
As of December 31, 2018

	Dec 31, 18
3000-2 · SURPLUS & RESERVED CAPITAL	
3049 · RESERVE-26%	25.96
Total 3000-2 · SURPLUS & RESERVED CAPI...	25.96
Total 3000 · SHARE CAPITAL	100.00
3010 · ADDITIONAL PAID IN CAPITAL	
3011 · MANISH KARCHE	10.00
Total 3010 · ADDITIONAL PAID IN CAPITAL	10.00
3050 · RETAINED EARNINGS	
3051 · R/E	-16,963.14
Total 3050 · RETAINED EARNINGS	-16,963.14
Total Equity	-16,853.14
TOTAL LIABILITIES & EQUITY	524.59

CRYPTO ASSET RATING INC.
Profit & Loss
January through December 2018

	Jan - Dec ...
Ordinary Income/Expense	
Expense	
6040 · OFFICE EXPENSES	178.00
6050 · TRAVEL & LODGING	545.00
6060 · AUTO EXPENSES	325.00
6120 · MARKETING & PROMOTION	506.03
6230 · BANK CHARGES	75.00
6270 · DUES & SUBSCRIPTIONS	339.94
6290 · LEGAL FEES	6,514.22
6300 · ACCOUNTING	1,250.00
6320 · PROFESSIONAL FEES	430.46
6460 · CONSULTING FEES	3,500.00
6490 · SOFTWARE & WEB HOSTING CHAR...	2,183.14
6590 · LOCAL TRANSPORTATION	652.25
6700 · DE MINIMIS SAFE HARBOR ELECTION	464.10
Total Expense	16,963.14
Net Ordinary Income	-16,963.14
Other Income/Expense	
Other Expense	
9999 · INCOME(LOSS) TRANSFER	-16,963.14
Total Other Expense	-16,963.14
Net Other Income	16,963.14
Net Income	**0.00**

12:23 PM
05/28/20
Accrual Basis

CRYPTO ASSET RATING INC.
Transactions by Account
As of December 31, 2018

Type	Date	Name	Debit	Credit	Balance
3000 · SHARE CAPITAL					0.00
3000-01 · PAID UP SAHRE CAPITAL					0.00
3001 · PRAMOD ATTARDE-51%					0.00
General Journal	03/06/2018			51.00	51.00
Total 3001 · PRAMOD ATTARDE-51%			0.00	51.00	51.00
3002 · SUNITA ATTARDE-12%					0.00
General Journal	03/06/2018			12.00	12.00
Total 3002 · SUNITA ATTARDE-12%			0.00	12.00	12.00
3003 · KSHIPRA ATTARDE-10%					0.00
General Journal	03/06/2018			10.00	10.00
Total 3003 · KSHIPRA ATTARDE-10%			0.00	10.00	10.00
3007 · DHANANJAY KOLHE-0.5%					0.00
General Journal	03/06/2018			0.50	0.50
Total 3007 · DHANANJAY KOLHE-0.5%			0.00	0.50	0.50
3008 · RASHMI KOLHE-0.5%					0.00
General Journal	03/06/2018			0.50	0.50
Total 3008 · RASHMI KOLHE-0.5%			0.00	0.50	0.50
3000-01 · PAID UP SAHRE CAPITAL - Other					0.00
Deposit	07/05/2018			0.04	0.04
Total 3000-01 · PAID UP SAHRE CAPITAL - Other			0.00	0.04	0.04
Total 3000-01 · PAID UP SAHRE CAPITAL			0.00	74.04	74.04
3000-2 · SURPLUS & RESERVED CAPITAL					0.00
3049 · RESERVE-26%					0.00
General Journal	03/06/2018			26.00	26.00
General Journal	07/05/2018		0.04		25.96
Total 3049 · RESERVE-26%			0.04	26.00	25.96
Total 3000-2 · SURPLUS & RESERVED CAPITAL			0.04	26.00	25.96
Total 3000 · SHARE CAPITAL			0.04	100.04	100.00

12:23 PM
05/28/20
Accrual Basis

CRYPTO ASSET RATING INC.
Transactions by Account
As of December 31, 2018

Type	Date	Name	Debit	Credit	Balance
3010 · ADDITIONAL PAID IN CAPITAL					0.00
3011 · MANISH KARCHE					0.00
Deposit	07/05/2018	MANISH KHARCHE		9.96	9.96
General Journal	07/05/2018			0.04	10.00
Total 3011 · MANISH KARCHE			0.00	10.00	10.00
Total 3010 · ADDITIONAL PAID IN CAPITAL			0.00	10.00	10.00
3050 · RETAINED EARNINGS					0.00
3051 · R/E					0.00
General Journal	12/31/2018		16,963.14		-16,963.14
Total 3051 · R/E			16,963.14	0.00	-16,963.14
Total 3050 · RETAINED EARNINGS			16,963.14	0.00	-16,963.14
TOTAL			**16,963.18**	**110.04**	**-16,853.14**

CRYPTO ASSET RATING INC.
Statement of Cash Flows
January through December 2018

	Jan - Dec ...
OPERATING ACTIVITIES	
Adjustments to reconcile Net Income	
to net cash provided by operations:	
2450 · ACCRUED EXPENSES & TAXES	1,250.00
Net cash provided by Operating Activities	1,250.00
FINANCING ACTIVITIES	
2600 · LOANS PAYABLE -OFFICER:2610 · PRAMOD ATATRDE	16,127.73
3000 · SHARE CAPITAL:3000-01 · PAID UP SAHRE CAPITAL	0.04
3000 · SHARE CAPITAL:3000-01 · PAID UP SAHRE CAPITAL:3001 · PRAMOD ATTARDE-51%	51.00
3000 · SHARE CAPITAL:3000-01 · PAID UP SAHRE CAPITAL:3002 · SUNITA ATTARDE-12%	12.00
3000 · SHARE CAPITAL:3000-01 · PAID UP SAHRE CAPITAL:3003 · KSHIPRA ATTARDE-10%	10.00
3000 · SHARE CAPITAL:3000-01 · PAID UP SAHRE CAPITAL:3007 · DHANANJAY KOLHE-0....	0.50
3000 · SHARE CAPITAL:3000-01 · PAID UP SAHRE CAPITAL:3008 · RASHMI KOLHE-0.5%	0.50
3000 · SHARE CAPITAL:3000-2 · SURPLUS & RESERVED CAPITAL:3049 · RESERVE-26%	25.96
3010 · ADDITIONAL PAID IN CAPITAL:3011 · MANISH KARCHE	10.00
3050 · RETAINED EARNINGS:3051 · R/E	-16,963.14
Net cash provided by Financing Activities	-725.41
Net cash increase for period	524.59
Cash at end of period	**524.59**